MARIJUANA Company of America

OTCQB:MCOA

Marijuana Company of America, Inc. (OTCQB: MCOA) is a vertically integrated hemp and cannabis corporation that develops, manufactures, markets and sells non-psychoactive industrial hemp and hemp-derived consumer products containing cannabinoids (CBD), with a THC content of less than 0.03%. The Company's business segments include: (1) product research and development of legal hemp-based consumer products under the brand name **hempSMART™** that target personal health and wellness; (2) an affiliate marketing program to promote and sell its legal hemp-based consumer products containing CBD; (3) leasing of real estate property to separate business entities engaged in the growth and sale of cannabis in the states and jurisdictions where cannabis has been legalized and properly regulated for medicinal and recreational use; and (4) the expansion of its business into ancillary areas of the legalized cannabis and hemp industry, as the legalized markets and opportunities mature and develop.



840%↑

Year-over-year increase in revenue for Full Year 2018 compared to Full Year 2017


Brain
Pain

Key Growth Drivers

Market Opportunity: CBD (cannabidiol) is currently one of the fastest growing industries. Cowen & Co. projects the CBD market to reach **$16 billion** by 2025 while Brightfield Group forecasts the hemp/CBD market could reach **$22 billion** by 2022. The European Union represents a substantial market of more than 700 million people and a growing awareness of CBD and its health benefits.

Global Expansion: MCOA is rapidly developing in all facets of its business with strong revenue growth. The Company currently sells its **hempSMART** products in the U.S. and recently launched them in the U.K. The Company is looking to expand its footprint in Europe and other areas while strengthening the markets it currently serves. MCOA has made strategic investments and has a Joint Venture deal in place for the cultivation of industrial hemp on a 109-acre property in Oregon. The Company is vertically integrated and has expertise in cultivation, processing and distribution.

Competitive Advantage: hempSMART is one of the pioneers in creating a market for premium full spectrum CBD products, which have resulted in sustainable growth. **hempSMART** distinguishes itself from competitors through premium-quality extracts from industrial hemp plants grown specifically to provide the highest concentration of CBD. The Company ensures proper quality control, no pesticides, no solvents, no chemical fertilizers and 99% purity. **hempSMART** products are made in an FDA-approved lab voluntarily incurring cost without cutting corners to establish the best product for the consumer and the strongest long-term position for the investor. The Company's **hempSMART Brain™** product is a patented product that supports healthy brain function, memory, focus and mental speed.

Associate Marketing Program: MCOA's network-based marketing empowers qualified associates to work with the Company and sell **hempSMART** branded products while building their own business and creating residual income. The program has incentives and rewards based on the associate's level.

Recent Highlights

- MCOA and its Joint Venture partner Global Hemp Group (GHG) are in negotiations with several cannabinoid extraction companies in Oregon for the acquisition of hemp biomass
- Successfully launched **hempSMART** CBD product line at London Event
- Entered strategic partnership with MassRoots, Inc. (MSRT) to promote **hempSMART** CBD product line

Marijuana Company of America, Inc.

1340 West Valley Parkway
Suite 205
Escondido, CA 92029
www.marijuanacompanyofamerica.com

Investor Relations Contact:
Phone: (888) 777-4362
ir@marijuanacompanyofamerica.com

Market Snapshot—OTCQB:MCOA

Price: $0.0128 (4/24/19) **Average Volume:** 14.5M **52-Wk. Range:** $0.010-$0.049 **Shares Outstanding:** 2.7B **Market Cap:** $34.5M

Price and volume quotes from Otcmarkets, Yahoo! Finance and other sources

hempSMART™

MCOA markets and sells its **hempSMART** products directly through its website, and through its **affiliate marketing program**, where qualified sales associates use a secure multi-level-marketing sales software program that facilitates order placement through a website and accounts for affiliate orders and sales; calculates referral benefits apportionable to specific sales associates and calculates and accounts for loyalty and rewards benefits for returning customers. **hempSMART** strives to provide consumers with the finest wellness and personal care full spectrum CBD products, which are tested by an independent certified lab for purity and potency, in order to establish itself as the premier source of quality CBD products.


Brain
Drops
Pet Drops

- **hempSMART Brain™** is a proprietary formulated personal care consumer product encapsulated with enriched non-psychoactive industrial hemp-derived CBD. This encapsulation is combined with other high-quality, proprietary natural ingredients to complement CBD to support brain wellness.
- **hempSMART Drops™** are full spectrum hemp CBD oil tincture drops available in 250mg and 500mg bottles, enriched with non-psychoactive industrial hemp-derived CBD, and available in four different flavors, all free of the THC isolate: lemon, mint, orange and strawberry.
- **hempSMART Pet Drops™** for cats and dogs are formulated with 250mg of full spectrum non-psychoactive CBD derived from industrial hemp. This new specially formulated product contains naturally occurring CBD derived from hemp seed oil, full spectrum hemp extract and fractionated coconut oil, and comes in a rich bacon flavor.


face
Pain

- **hempSMART Face™** is a nourishing facial moisturizer that combines full spectrum CBD from hemp with a unique blend of ayurvedic herbs and botanicals. It is designed to refresh, replenish and restore the skin while providing long-lasting hydration and balance.
- **hempSMART Pain™** capsules are formulated with 10mg of full spectrum, non-psychoactive CBD per serving, derived from industrial hemp — which, along with a proprietary blend of other natural ingredients, delivers an all-natural formulation for the temporary relief of minor discomfort associated with physical activity.
- **hempSMART Pain Cream™** containers are formulated with 300mg of full spectrum non-psychoactive CBD derived from industrial hemp. The newly developed product contains a synergistic combination of natural botanicals and full spectrum hemp extract featuring CBD, CBG and a broad range of terpenes. The Company's proprietary blend of ayurvedic herbs, along with menthol, cayenne pepper extract, rosemary oil, aloe gel, white willow bark, arnica, wintergreen extract and tea tree oil, provides an immediate cooling and soothing sensation. This topical wellness consumer product is formulated to help reduce minor discomfort and promote muscle relaxation on applied areas.

Management Team

Donald Steinberg, Founder, Chairman & CEO — Mr. Steinberg has been at the forefront of new business concepts and brings a lifetime of experience to MCOA. In the 1980s, he developed stock option analysis and trading programs. This led to his management of floor traders on multiple options exchanges and gave him the knowledge and insight he needed to successfully take other companies public. Following in the 1990s, he co-founded GlobalCom 2000 and entered into the prepaid phone card business, which at that time was an almost-unknown market. GlobalCom 2000 became one of the largest phone card companies in the U.S., as well as its fastest growing. Among the many firsts accomplished in that business was an account with 7-Eleven, which he personally closed, and which made GlobalCom 2000 the first phone card in the country with a corporate logo. In 1994, Mr. Steinberg developed an interest in the telecom "callback" business, and co-founded One World Communications. He subsequently traveled the world, opening 187 training centers in only nine months, and created the world's largest international multi-level marketing (MLM) global sales force selling telecom service. In 2006, Mr. Steinberg formed Club Vivanet, Inc., as an international MLM, selling a variety of services, which went on to merge with a publicly traded company in 2008. In 2009, he recognized the emerging opportunities in the medical marijuana industry, and changed the name of Club Vivanet to Medical Marijuana Inc., which became America's first publicly traded company in the medical marijuana industry. In 2011, he successfully managed the acquisition of Medical Marijuana Inc. and the transition to new management. Mr. Steinberg has had a lifelong career in international sales and marketing, with over 40 years of experience developing and running successful businesses. He will provide guidance and day-to-day management for the Company, and will be actively involved in its future and growth.

Jesus M. Quintero, CFO — From January 2013 to September 2014, Mr. Quintero served as the Chief Financial Officer of Brazil Interactive Media, Inc. Mr. Quintero is the current CFO for MassRoots, Inc. (OTC: MSRT). From 2011 to the present, Mr. Quintero has served as a financial consultant to several multimillion-dollar businesses in South Florida. He has extensive experience in public company reporting and SEC/SOX compliance, and held senior finance positions with Avnet, Inc. (NYSE: AVT), Latin Node, Inc., Globetel Communications Corp. (AMEX: GTE) and Telefonica of Spain. His prior experience also includes tenure with PricewaterhouseCoopers and Deloitte & Touche. Mr. Quintero earned a B.S. in Accounting from St. John's University and is a certified public accountant.